June 3, 2019

David Dupuy
Executive Vice President and Chief Financial Officer
Community Healthcare Trust Inc
3326 Aspen Grove Drive, Suite 150
Franklin, TN 37067

       Re: Community Healthcare Trust Inc
           Form 10-K for the year ended December 31, 2018
           Filed February 26, 2019
           File No. 001-37401

Dear Mr. Dupuy:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2018

Liquidity and Capital Resources, page 52

1. We note that your dividend payments have exceeded Net cash provided by operating activities for each full year since you commenced operations. In future filings, please discuss the sources of these payments, and to the extent there is a material risk that you will have to reduce your dividend payments, provide a discussion of such risk.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eric McPhee at 202-551-3693 or Daniel Gordon at 202-551-3486 with any questions.
 David Dupuy
Community Healthcare Trust Inc
June 3, 2019
Page 2

                                              Sincerely,
FirstName LastNameDavid Dupuy
                                              Division of Corporation Finance
Comapany NameCommunity Healthcare Trust Inc
                                              Office of Real Estate and
June 3, 2019 Page 2                           Commodities
FirstName LastName